UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on January 27, 2026, titled “ParaZero Expands European Footprint with New Reseller Agreement and Initial Order for DefendAir from A Second Key NATO Country.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “ParaZero Expands European Footprint with New Reseller Agreement and Initial Order for DefendAir from A Second Key NATO Country.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: January 27, 2026	By:	/s/ Ariel Alon
		Name:	Ariel Alon
		Title:	Chief Executive Officer

3